English Translation

This document is executed in Indonesian Language

No. 060/E00-E0O/FIN/14

April 4, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Fitch Rating Affirmation

Dear Sir/Madam,

Please kindly be informed of the rating affirmation of PT Indosat Tbk's (Indosat) obtained from PT Fitch Ratings Indonesia (“Fitch”) at “BBB” for among other things Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDR) as well as Indosat Palapa Co BV's 7.375% USD650m notes due 2020, guaranteed by Indosat, and “AAA(idn)” for, among other things:

-

National Long Term Rating; Stable Outlook;

-

Bonds Rating amounting Rp 1.2 trillion which will be due in 2019;

-

Bonds Rating amounting Rp 1.5 trillion which will be due in 2022;

-

Sukuk Ijarah Rating amounting Rp 300 billion which will be due in 2019.

Please be advised that this is a similar rating with what Fitch has previously issued, for complete reference, please open http://www.indosat.com/Investor_Relation  .

Thank you for your kind attention.

Sincerely,

Bayu Hanantasena

Group Head

Investor Relations & Corporate Secretary

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee